Exhibit 99.1

NMG Announces the Closing of US$50 Million Private Placement by Mitsui, Pallinghurst and Investissement Québec

MONTRÉAL--(BUSINESS WIRE)--November 8, 2022--Nouveau Monde Graphite Inc. (“NMG” or the “Company”) (NYSE: NMG, TSX.V: NOU) announces it has closed its private placement announced on October 20, 2022 (the “Private Placement”) of unsecured convertible notes (the “Convertible Notes”) for aggregate gross proceeds of US$50 million in accordance with the subscription agreements entered into between the Company and each of Mitsui & Co., LTD (“Mitsui”) (TYO:8031), Pallinghurst Bond Limited (“Pallinghurst”) and Investissement Québec (“IQ”) on October 19, 2022. Through the Private Placement, Mitsui subscribed for US$25 million in Convertible Note, while Pallinghurst and IQ each subscribed for US$12.5 million. The Corporation intends to use the proceeds of the Private Placement to work in the upcoming months on optimizing the feasibility study dated July 6, 2022, on NMG’s Phase-2 Commercial integrated operations, which was filed on SEDAR and EDGAR on August 10, 2022.

The Convertible Notes are subject to a hold period of 4 months and one day expiring on March 9, 2023 (and the common shares and warrants of the Company issuable upon conversion of the Convertible Notes, if issued before that period).

For further information regarding the Private Placement and the Convertible Notes, please refer to NMG’s press release dated October 20, 2022, available under NMG’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, and on NMG’s website at: https://nmg.com/panasonic-offtake/.

About Nouveau Monde Graphite

NMG is striving to become a key contributor to the sustainable energy revolution. The Company is working towards developing a fully integrated source of carbon-neutral battery anode material in Québec, Canada for the growing lithium-ion and fuel cell markets. With low-cost operations and enviable ESG standards, NMG aspires to become a strategic supplier to the world’s leading battery and automobile manufacturers, providing high-performing and reliable advanced materials while promoting sustainability and supply chain traceability. www.NMG.com

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Cautionary Note Regarding Forward-Looking Information

All statements, other than statements of historical fact, contained in this press release including, but not limited to those describing the expected use of proceeds of the Private Placement, the Private Placement, the Company’s relationship with its stakeholders, market trends and those statements which are discussed under the “About Nouveau Monde Graphite” paragraph and elsewhere in the press release which essentially describe the Company’s outlook and objectives, constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of Canadian and United States securities laws, and are based on expectations, estimates and projections as of the time of this press release. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company as of the time of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates and assumptions may prove to be incorrect. Moreover, these forward-looking statements were based upon various underlying factors and assumptions, including the current technological trends, the ability to operate in a safe and effective manner, the timely delivery and installation of the equipment supporting the production, the Company’s business prospects and opportunities and estimates of the operational performance of the equipment, and are not guarantees of future performance.

Forward-looking statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Risk factors that could cause actual results or events to differ materially from current expectations include, among others, delays in the scheduled delivery times of the equipment, the ability of the Company to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability of financing or financing on favorable terms for the Company, the dependence on commodity prices, the impact of inflation on costs, the risks of obtaining the necessary permits, the operating performance of the Company’s assets and businesses, competitive factors in the graphite mining and production industry, changes in laws and regulations affecting the Company’s businesses, political and social acceptability risk, environmental regulation risk, currency and exchange rate risk, technological developments, the impacts of the global COVID-19 pandemic and the governments’ responses thereto, and general economic conditions, as well as earnings, capital expenditure, cash flow and capital structure risks and general business risks. A further description of risks and uncertainties can be found in NMG’s Annual Information Form dated March 22, 2022, including in the section thereof captioned “Risk Factors”, which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Unpredictable or unknown factors not discussed in this Cautionary Note could also have material adverse effects on forward-looking statements.

Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, actual results to differ materially from those expressed or implied in any forward-looking statements. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. The Company disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Further information regarding the Company is available in the SEDAR database (www.sedar.com), and for United States readers on EDGAR (www.sec.gov), and on the Company’s website at: www.NMG.com

This press release shall not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful. The securities being sold have not been, nor will they be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") and may not be offered or sold to, or for the account or benefit of, persons in the United States or U.S. persons absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws. "United States" and "U.S. person" are as defined in Regulation S under the U.S. Securities Act.

Contacts

MEDIA

Julie Paquet
VP Communications & ESG Strategy
+1-450-757-8905 #140
jpaquet@nmg.com

INVESTORS

Marc Jasmin
Director, Investor Relations
+1-450-757-8905 #993
mjasmin@nmg.com